Contact:

Bob Rai, Director and CEO

604-247-2639 info@vancpharm.com www.vancpharm.com

Vancouver, April 10, 2018: FOR IMMEDIATE RELEASE

VANC Names Lampyon as Its Marketing and Creative Agency of Record

VANC Pharmaceuticals Inc. (“VANC”) is pleased to announce that it has selected and entered into a service agreement with Lampyon Canada Inc. (“Lampyon”) as its marketing and creative agency of record, responsible for market research, branding, marketing, communications and creative services. Lampyon will drive branding and communications as VANC is about to start a new chapter in its growth strategy through innovation and the evolution of its product and service offering.

Lampyon is an independent marketing and creative agency that has been supporting brands for over 19 years, with a focus on the healthcare and, more recently, cannabis industries. From its offices in Canada, Switzerland and Hungary, Lampyon works with some of the biggest multinational pharma and consumer brands around the globe, providing international experience coupled with local Canadian market insight.

“We are thrilled to be working with Lampyon to further develop our new corporate positioning and brand. They have an outstanding portfolio, with a number of their projects garnering industry recognition and awards. Lampyon has extensive experience working with clients in the pharmaceutical and medical segments and we are fortunate to have them on board, working together to fulfill our vision,” said Bob Rai, CEO of VANC.

“Lampyon is looking forward to working with VANC and its management team who are healthcare industry thought leaders in pharmacy and point-of-care testing. We will give the best of our experience and expertise to support and enhance an exciting vision and goals,” commented Steve Toth, Co-Founder and Director of Lampyon.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-

of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

About Lampyon Canada Inc.

Co-Founded in 1998 by a Canadian marketing professional, Lampyon gradually grew from a partnership to the independent marketing and creative agency it is today, providing market research, marketing strategy, branding, communications, creative design, development, event and conference services to international clients. Lampyon operates with an in-house team of 25 professionals and an additional 25 conference and event IT experts, with closely collaborating partners around the world to ensure solid local knowledge of markets when working on projects. Lampyon has offices in Canada, Switzerland, Hungary and an event IT base in Dubai. Lampyon Canada

Inc. is an extension of Lampyon to guarantee on-site presence and awareness to its Canadian clients.

www.lampyon.ca

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For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com .

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward- looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.